Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: December 5, 2003

Swisscom AG
(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release Not for publication in the USA, Canada, Japan and Australia

Swisscom sells its indirect stake in Cesky Telecom

TelSource NV, a joint venture between Swisscom and KPN, sells its 27% minority stake in Cesky Telecom at CZK 255 per share. Swisscom's proceeds from the sale amount to approximately CHF 500 million at current currency exchange rates (incl. greenshoe).

In an accelerated bookbuilding process, the shares have been offered to international investors by a banking syndicate. Swisscom's proceeds from the sale, as well as around CHF 120 million arising from an extraordinary dividend distribution in 2003 by Cesky Telecom, will increase Swisscom's Equity Free Cash Flow (EFCF) in 2003. In line with Swisscom’s return policy, the EFCF will be distributed in full to shareholders in the form of a dividend and a share buyback. Further details concerning the amount, form and timing of the distribution will be disclosed with the publication of the annual results on 24 March 2004.

TelSource is a joint venture in which KPN holds a 51% stake and Swisscom 49%. Telsource was selected in 1995 by the Czech government as a strategic partner of Cesky Telecom. Following a subsequent realignment of its international strategy, Swisscom considered Cesky Telecom a financial investment.

Berne, 5 December 2003

Disclaimer:

This announcement is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

The distribution of this announcement and the offer and sale of securities of Cesky Telecom in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions.

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE OFFER AND SALE OF SECURITIES OF CESKY TELECOM REFERRED TO IN THIS PRESS RELEASE HAVE NOT BEEN, NOR WILL THEY BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AS AMENDED (THE “SECURITIES ACT”) AND THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. ANY PUBLIC OFFERING OF SECURITIES OF CESKY TELECOM TO BE MADE IN THE UNITED STATES WOULD HAVE TO BE MADE BY MEANS OF A PROSPECTUS THAT WOULD CONTAIN DETAILED INFORMATION ABOUT THE ISSUER OF THE SECURITIES AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 (0)31 342 91 93 +41 (0)31 342 06 70	www. swisscom.com media@swisscom.com

Press Release Not for publication in the USA, Canada, Japan and Australia

In addition, this announcement is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

In the Czech Republic, this announcement is solely directed at institutional investors within the meaning of Section 5(1) (investment companies, investment funds, pension funds, insurance companies etc.) of Act No. 15/1998 Coll. on the Securities Commission, as amended ("institutional investors") and must not be acted on or relied on by persons who are not institutional investors.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 (0)31 342 91 93 +41 (0)31 342 06 70	www. swisscom.com media@swisscom.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: December 5, 2003	by:	/s/ Stephan Wiederkehr
	Name:	Stephan Wiederkehr
	Title:	Senior Counsel Head of Corporate & Financial Law